Denny’s Corporation
203 East Main Street
Spartanburg, SC 29319

June 19, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cara Wirth

Re:	Denny’s Corporation
Registration Statement on Form S-3
Filed June 8, 2020
File No. 333-239004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Denny’s Corporation hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on June 23, 2020, or as soon as practicable thereafter.

DENNY’S CORPORATION

By:	/s/ ROBERT P. VEROSTEK
	Name:	Robert P. Verostek
	Title:	Senior Vice President and Chief Financial Officer